

Mail Stop 3561

August 8, 2018

Mark E. Shamber
Chief Financial Officer
SpartanNash Company
850 76th Street S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

> **Re:** **SpartanNash Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 0-31127**

Dear Mr. Shamber:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products